

Mail Stop 3720

September 14, 2007

Edward S. Forman, Esq.
Executive Vice President, General Counsel and Secretary
Duff & Phelps Corporation
909 Third Avenue, 12th Floor
New York, New York 10022

> **Re: Duff & Phelps Corporation**
> **Form S-1**
> **Amendment 5 Filed September 4, 2007**
> **Amendment 6 Filed September 12, 2007**
> **File No. 333-143205**

Dear Mr. Forman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Balance Sheet, page 39

1.   We note the general reference in note 1 to your discussion of the recapitalization transactions beginning on page 26. Please revise note 1 to clarify the nature of the adjustments presented in this column. Also disclose the pertinent assumptions used, such as the number of New Class A units redeemed and the redemption price.

2.   We note the general reference in note 2 to "Our Structure" beginning on page 26. Please revise note 2 to clarify the nature of the adjustments presented in this column. Also please consider revising the description of this adjustment to clarify that it does reflect the use of a portion of the proceeds from the offering. Your current disclosure which states that it does "not give effect to any proceeds" from the offering in excess of the amount required to effect the Redemption does not clearly convey the use of cash to redeem units held by existing unitholders.

3.   Please include a column to show the pro forma adjustments that give effect to the amounts in the column labeled "Duff & Phelps Corporation Pro Forma". Present each adjustment in a self-balancing format to clearly reflect the impact on each line item in the balance sheet.

4.   Revise note 3 to clearly explain the nature of this adjustment.

                        *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-3574